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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 7) (1)




                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)




                        COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P307
                                 (CUSIP NUMBER)

                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236, (330) 656-2600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                NOVEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



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

======================================================================================================
CUSIP No. 47758P307                           13D                                    Page 2 of 5 Pages

------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ALAN ROSSKAMM
------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                               (a) |_|

                                                                                               (b) |_|
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3        SEC USE ONLY
------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         NOT APPLICABLE
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                   |_|
------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER                                      844,938
     NUMBER OF
      SHARES              8      SHARED VOTING POWER                                  1,308,053
   BENEFICIALLY
     OWNED BY             9      SOLE DISPOSITIVE POWER                                 839,960
       EACH
     REPORTING            10     SHARED DISPOSITIVE POWER                             1,308,053
    PERSON WITH
------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                 2,152,991
------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                   9.9%
------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                                            IN
------------------------------------------------------------------------------------------------------






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                                  SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER.

            (a)      Common Shares, without par value

            (b)      Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
                     5555 Darrow Road
                     Hudson, Ohio 44236

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)      Alan Rosskamm

            (b)      5555 Darrow Road
                     Hudson, Ohio 44236

            (c)      Chairman, President and Chief Executive Officer of Jo-Ann

            (d)      No

            (e)      No

            (f)      United States of America

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not Applicable.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            The change in Mr. Rosskamm's beneficial ownership that is reported on this Schedule 13D is due to the reclassification of Jo-Ann's voting Class A Common Shares and non-voting Class B Common Shares into a single class of voting Common Shares, effective November 4, 2003.

            ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Rosskamm beneficially owns 2,152,991 shares, representing approximately 9.9% of the issued and outstanding shares as of November 4, 2003. The number of shares beneficially owned by Mr. Rosskamm includes 372,653 shares held directly by Mr. Rosskamm, 399,500 shares subject to stock options which are or will become exercisable within 60 days of November 4, 2003, 29,900 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 35,306 shares held by Mr. Rosskamm as custodian for a child, and 7,579 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan"). Mr. Rosskamm does not have dispositive control with regard to 4,977 shares held under the Savings Plan. The number of shares beneficially owned by Mr. Rosskamm also includes 908,329 shares held by Rosskamm Family Partners, L.P., and 149,183 shares held by Rosskamm Family Partners, L.P. II, of which Mr. Rosskamm is a general and limited partner, 123,096 shares held by Caneel Bay Partners, L.P., and 25,493 shares held by Caneel Bay Partners II, L.P., of which Mr. Rosskamm is a general and limited partner, 74,125 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, of which Mr. Rosskamm is a co-trustee, and 16,378 shares held by the Rosskamm Grandchildren's Trusts created November 1, 1991, and 11,450 shares held by the Posterity Trust of Betty Rosskamm created May 3, 2002, of which Mr. Rosskamm is a co-trustee.



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            (b)      Mr. Rosskamm has sole power to vote or direct the vote with respect to 844,938 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 1,308,053 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 839,960 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 1,308,053 shares.

                     Mr. Rosskamm shares voting and dispositive power with respect to 1,057,512 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general and limited partner in Rosskamm Family Partners, L.P., and Rosskamm Family Partners, L.P.
                     II. Mrs. Betty Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

                     Mr. Rosskamm shares voting and dispositive power with respect to 148,589 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, L.P., and Caneel Bay Partners II, L.P. Mrs. Barbara Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

                     Mr. Rosskamm shares voting and dispositive power with respect to 101,953 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, the Rosskamm Grandchildren's Trusts created November 1, 1991, and the Posterity Trust of Betty Rosskamm created May 3, 2002. Mrs. Rothstein's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

            (c) In October 2003, Mr. Rosskamm was removed as custodian for certain of his children with respect to 58,423 Class A shares.

            (d)      Not applicable.

            (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003

                                                     /s/ Alan Rosskamm
                                                     ---------------------------
                                                     Alan Rosskamm














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